April 29, 2005

Viseon Launches the First Digital Home Telephone for VoIP services, the VisiFone™, and New Subsidiary ViseonMedia to Provide Exciting Content to its Users

Dear Shareholder,

As we approach the ten year anniversary of the Initial Public Offering made by Viseon, Inc. (then known as RSI Systems, Inc.), we would like to update our shareholders on the progress we made in calendar 2004 and our goals for 2005 and beyond.

The recent announcement of our new VisiFone and its principal launch customer, Vonage, has generated a new level of interest in Viseon. The creation and launch of our content subsidiary, ViseonMedia, is also generating interest and powerful commitments from national advertisers such as Procter & Gamble, Kraft Foods, Paramount Pictures and Visa. Content providers for ViseonMedia include Fox News, The Discovery Channel and USA Today. We expect the rest of 2005 to bring other exciting opportunities along with new challenges.

As we look to the future, we are pleased with our position in the exciting new world of broadband telephony. Voice over Internet Protocol (VoIP) is a category in relative infancy, but has been forecasted to be one of the most rapidly adopted consumer technologies in history. During 2004, we focused on preparing our company for rapid growth by significantly increasing our levels of cash and working capital. We also decreased our debt, increasing our overall net worth, and are preparing to apply for listing on a national exchange.

Consumer Broadband Access Enables a New Digital Telephone
For the last 10 years, Viseon has focused on developing high-quality, cost-effective, digital audio and video communication solutions. We believe the Viseon experience and our patents have their highest potential value since our inception, as a result of the rapidly growing consumer broadband communications market.

Broadband connections are now in over 30 million U.S. homes, and over 50% of Americans accessing the Internet from home are using broadband via DSL or cable modem. Viseon is now poised to participate in one of the “mega trends” of the next three to five years which has been enabled by these broadband connections — the migration of residential telephony from analog to digital. Digital telephony or VoIP is expected to grow from about one million U.S. subscribers at the end of 2004 to over 27 million subscribers in the next 60 months. Similar growth rates are expected globally.

The new VisiFone uses these robust new connections to deliver an entirely new home telephone experience to consumers. Not only will VisiFone users experience high-quality digital sound, our consumers will also be able to see the person they are speaking with in full-motion, TV-quality video. The new VisiFone will also enable a host of other exciting features [never before seen] on any telephone, which will increase the appeal of VoIP to consumers.

The VisiFone is a Compelling Reason to Choose VoIP
The battle for consumer VoIP subscribers will be fiercely fought by a long list of well financed companies ranging from the former Regional Bell Operating Companies, such as Verizon and SBC, to the cable giants including Comcast, Cox and TimeWarner Cable, which is already selling our first generation VisiFone.

Independent companies without a direct “wire” into the home are also joining this battle, including AT&T, Vonage and literally hundreds of other companies. The VoIP marketing strategies for each of these carriers will be based on price, product and service feature differentiation. We believe that carriers will offer the VisiFone to their subscribers as a way to not only differentiate their features from the competition, but also as a vehicle to generate new revenues and profits.

Cell Phone Marketing Model
Viseon’s marketing plan is to follow the time proven cell phone model, in which VoIP carriers will subsidize the cost of the VisiFone to their subscribers in conjunction with a service plan. Imagine a consumer being able to get a revolutionary new digital telephone and all of its benefits including two-way video telephony for only $99? Finally, the benefit of high-quality video communication becomes affordable and available to the masses.

To learn more about the features of the new VisiFone, please review the enclosed brochure and visit our new web site at www.viseon.com. One of the benefits of the proposed cell phone model for our distribution strategy is that it lowers our sales and marketing costs. However, it also makes us dependent on the carriers. Fortunately, our U.S. launch customer, Vonage, is the largest VoIP carrier in the country in terms of total subscribers. Their aggressive marketing of VoIP has driven other carriers to accelerate their VoIP plans and to seek information on the new VisiFone. Although we have been working with most of the major carriers for many months, the Vonage announcement on December 9, 2004 has created new levels of interest in the VisiFone both in the U.S. and abroad.

Although our forecasted initial delivery date for the VisiFone is not until late in the second quarter of calendar 2005, we anticipate having additional carriers both in the U.S. and abroad preparing to offer the VisiFone by the end of the year. The VisiFone has potential in not only the North American market, but also in Europe and Asia.

Other Potential VisiFone Markets
The consumer market both in the U.S. and abroad is our primary target as it is potentially the largest in unit volumes and will benefit from the marketing expenditures of the various VoIP carriers seeking to gain market share. However, there is also potentially a large market for the VisiFone in the government and smaller corporate markets. Nortel, Avaya, Tandberg, Cisco and current Viseon patent licensor, Polycom, already sell an established line of enterprise VoIP telephones into this market. We have begun contacting several of them to arrange interoperability testing of our product with their VoIP PBX systems, in order to take advantage of those established relationships.

ViseonMedia, A Very Exciting Long-Term Part of Viseon
Earlier this year we formed ViseonMedia, a wholly-owned subsidiary, as a vehicle from which we could provide customized content and information to users of VisiFones. The VisiFone is essentially a “third screen” within a home, which is connected to an “always-on” broadband connection. The new VisiFone MM model, announced at the National Cable Television Association (NCTA) trade show in April, with 10.4 inch color screen can receive full-motion television quality video streams.
The television is used for entertainment and general information. The PC is utilized to actively seek out personalized information and content as well as for text based communication. The VisiFone can be customized to automatically display personalized and customized information at a time requested by a consumer. The VisiFone can become an easy-to-use part of a consumers home communication system for voice, video and personalized information.

Example: A consumer is in his/her kitchen every morning at 6:00 AM making coffee and preparing to fight the traffic to the office. At precisely 6:05 AM every workday the VisiFone displays live feeds from the four traffic cameras en route to work along with the local weather forecast and local headlines. The consumer has chosen a specific personalized set of content and information and asked for its delivery at a pre-determined time every day. In the evening, this same consumer may return home at 6:00 PM to see their favorite sports scores including two minute video clips of game highlights from those teams. The consumer will be able to choose to receive content from both the television world as well as the Web. Best of all, it is free, easy-to-use and highly personalized.

From a carrier perspective ViseonMedia content adds another compelling free feature to the VisiFone and their digital telephone service offerings. More importantly it may also provide a potentially lucrative revenue stream to the carrier as Viseon will share in the content sponsor revenues with the carrier.

The content provided to consumers on the VisiFone will be sponsored by advertisers seeking to reach an affluent audience via an uncluttered marketing channel. More importantly the messaging provided by advertisers can be customized for a specific, highly targeted consumer. With the VisiFone, messaging can be more relevant and valuable to the consumer and more effective for the advertiser. The advertising can also become instantly interactive in a number of ways including the most used communication tool today, the telephone.

Large Advertisers and Content Providers Already Committed
While this is an entirely new concept and one wholly dependent on significant adoption of the VisiFone within consumer homes, we have been very excited by the commitments from major advertisers to an initial Pilot of the ViseonMedia concept planned for late 2005.

Companies which have signed agreements to test ViseonMedia’s effectiveness include the following:

Kraft Foods
Sara Lee
NBC
Walgreens
Visa
Procter & Gamble
MasterFoods
Continental Airlines
Paramount Pictures
Cineville
Albertson’s
Ameritrade
Pepsi

Providers of content to ViseonMedia include Fox News, The Discovery Channel, The Weather Channel and others.

The ViseonMedia Channel is a longer-term investment by Viseon for future high-margin and recurring revenues. It is too early to quantify the potential revenue stream from this project, but it is potentially very significant.

Note also that we have already applied for patents around the ViseonMedia concept and technology. To learn more about ViseonMedia visit www.viseonmedia.com.

Significant Improvements in Balance Sheet
During 2004, we substantially improved our balance sheet. We raised over $9.0 million in new equity capital through the private placement of preferred stock and the exercise of warrants. In addition, over $2.0 million of our existing debt was converted into common shares. These transactions have given us a positive net worth and the capital necessary to complete the development of our next generation VisiFone, the First Digital Home Telephone for VoIP.

Interesting Operating Leverage
Because our planned distribution and sales model relies on the carriers, we do not have to increase our head count significantly to support the new projected revenue levels. Thus, our relatively conservative overhead should not increase at the same rates as our projected sales levels. ViseonMedia will most likely outsource much of its technology development and content delivery providing a scalable model with a highly variable cost structure.

New Patents Applications Filed
In addition to our existing portfolio of 23 U.S. and foreign patents, we have filed for over 50 patents on new and unique features and functionality of the VisiFone and the ViseonMedia concept. There is no assurance that these patents will be granted, but we do believe that long- term our intellectual property will provide added value to the company.

Public Relations and Investor Relations Firms Hired
Viseon recently retained the services of Terpin Communications Group to assist us in public relations matters. In addition, we engaged Beacon Street Group to assist us in investor relations.

Exchange Listing
We would much prefer to have Viseon listed on a major exchange rather than the OTC Bulletin Board. Each of the American Stock Exchange, NASDAQ Small Capital and NASDAQ National have specific listing requirements, many of which we meet from the perspective of net worth and value of shares outstanding. Initial listing on the AMEX has a minimum bid price requirement of $3 per share and the other exchanges require an even higher bid price. Once we meet the requirements for exchange listing, we intend to quickly apply for listing. Of course there is no way of knowing when that might be or if it will happen at all.

Viseon is in an exciting stage of development. Please visit our revised web site at www.viseon.com as it is updated weekly with news on Viseon and the growing world of digital telephony. As always, please feel free to call us with any questions or suggestions you may have to make Viseon more successful. If you would like to be one of the first to receive the new VisiFone, there is a link on our website to sign up to purchase your own VisiFone.

All of us appreciate your continued support and your time to review this corporate update.

Cordially,

John Harris
President and CEO